SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 28, 2012

LLOYDS BANKING GROUP plc

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .......    No ...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82- ________

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-167844 and 333-167844-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

In connection with the issuance by Lloyds TSB Bank plc of (i) US$632,000 aggregate principal amount of its 2.50% Retail Notes due June 28, 2016, (ii) US$550,000 aggregate principal amount of its 3.25% Retail Notes due June 28, 2018, (iii) US$224,000 aggregate principal amount of its 3.75% Retail Notes due June 28, 2020 and (iv) US$1,112,000 aggregate principal amount of its 4.15% Retail Notes due June 28, 2022, each of which are fully and unconditionally guaranteed by Lloyds Banking Group plc.  Lloyds Banking Group plc is filing the following opinions of counsel solely for incorporation into its Registration Statement on Form F-3 (File Nos. 333-167844 and 333-167844-01):

5.1 Opinion of Dundas & Wilson CS LLP

5.2 Opinion of Linklaters LLP

5.3 Opinion of Davis Polk & Wardwell LLP

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc (Registrant)

By:	/s/ Suzy Margretts
	Name:	Suzy Margretts
	Title:	Director, MTNs

June 28, 2012

Exhibit 5.1

Our ref	DIC/LLO015.0032
Your ref	-

Lloyds Banking Group plc 25 Gresham Street London EC2V 7HN	28 June 2012

Dear Sirs

We have acted as solicitors in Scotland for Lloyds Banking Group plc (the Guarantor) in connection with the issue and sale by Lloyds TSB Bank plc (the Issuer) of U.S.$632,000 2.50% Retail Notes due 28 June 2016 (the First Notes), U.S.$550,000 3.25% Retail Notes due 28 June 2018 (the Second Notes), U.S.$224,000 3.75% Retail Notes due 28 June 2020 (the Third Notes) and U.S.$1,112,000 4.15% Retail Notes due 28 June 2022 (the Fourth Notes and together with the First Notes, the Second Notes and the Third Notes, the Notes).

The Notes are fully and unconditionally guaranteed by the Guarantor (the Guarantees) and are issued under the shelf registration statement filed with the U.S. Securities and Exchange Commission (the SEC), including the base prospectus filed on 22 December 2010 (the Base Prospectus) and the prospectus supplement filed on 25 November 2011 (the Prospectus Supplement and together with the Base Prospectus, the Prospectus).

The Notes are issued pursuant to a Senior Debt Securities Indenture dated as of 21 January 2011 between the Issuer, the Guarantor and The Bank of New York Mellon, acting through its London branch, as trustee (the Trustee), as supplemented by the second supplemental indenture dated as of 25 November 2011 among the Issuer, the Guarantor and the Trustee (the Indenture).

We, as your solicitors, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion.

On the basis of the foregoing, we advise you that, in our opinion, the Guarantees have been duly authorized in accordance with the Indenture, and, when the Notes have been (a) executed and authenticated, and the Guarantees executed and endorsed thereon, in accordance with the provisions of the Indenture, and (b) delivered and duly paid for by the purchasers thereof, the Guarantees will constitute valid and binding obligations of the Guarantor, enforceable against the Guarantor in accordance with their respective terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally (including the Banking Act 2009 and any secondary legislation, instruments or orders made, or which may be made, under it) and equitable principles of general applicability.

The foregoing opinion is limited to the laws of Scotland.  We have made no investigation of the laws of any jurisdiction other than Scotland and neither express nor imply any opinion as to any other laws and in particular the laws of the laws of the State of New York and the laws of the United States of America and our opinion is subject to such laws including the matters stated in the opinion of Davis Polk & Wardwell LLP.  The laws of the State of New York are the chosen governing law of the Guarantees, and we have assumed that the Guarantees constitute valid, binding and enforceable obligations of the Guarantor, enforceable against the Guarantor in accordance with their respective terms, under such laws.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be filed by the Guarantor on the date hereof.  In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the US Securities Act of 1933, as amended.

This opinion is rendered solely to you in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without our prior written consent.

Yours faithfully

/s/ Donald Cumming

Partner, for and on behalf of Dundas & Wilson CS LLP

2

Exhibit 5.2

Linklaters LLP One Silk Street London EC2Y 8HQ Telephone (+44) 20 7456 2000 Facsimile (+44) 20 7456 2222 DX Box Number 10 CDE

To:	Lloyds TSB Bank plc 25 Gresham Street London EC2V 7HN

28 June 2012

Our Ref	L-197726

Dear Sirs

LLOYDS TSB BANK PLC (the “Issuer”) US$632,000 2.50 per cent. Retail Notes due June 28, 2016, US$550,000 3.25 per cent. Retail Notes due June 28, 2018, US$224,000 3.75 per cent. Retail Notes due June 28, 2020 and US$1,112,000 4.15 per cent. Retail Notes due June 28, 2022 (together, the “Notes”) issued pursuant to the shelf registration statement, including post-effective amendment no.1 thereto, filed with the U.S. Securities and Exchange Commission (the “SEC”), on 22 December 2010 (the “Programme”).

1	We have acted as English legal advisers to the Issuer in connection with the issue of the Notes and have taken instructions solely from the Issuer.

2
This opinion is limited to English law as applied by the English courts and is given on the basis that it will be governed by and construed in accordance with English law. In particular, we express no opinion herein with regard to any system of law (including, for the avoidance of doubt, Scots law, the federal laws of the United States of America and the laws of the State of New York) other than the laws of England as currently applied by the English courts.

3	For the purpose of this opinion we have examined the documents listed and, where appropriate, defined in the Schedule to this opinion.

4	We have assumed that:

4.1	(except in the case of the Issuer) all relevant documents are within the capacity and powers of, and have been validly authorised by, each party;

4.2	(in the case of each party) all relevant documents have been or (in the case of the Notes) will be validly executed and delivered by the relevant party;

4.3
the Notes and the Senior Indenture are valid and binding under New York law and that words and phrases used in the Notes and the Senior Indenture have the same meaning and effect as they would if the Notes and the Senior Indenture were governed by English law; and

This communication is confidential and may be privileged or otherwise protected by work product immunity.

Linklaters LLP is a limited liability partnership registered in England and Wales with registered number OC326345. It is a law firm authorised and regulated by the Solicitors Regulation Authority. The term partner in relation to Linklaters LLP is used to refer to a member of Linklaters LLP or an employee or consultant of Linklaters LLP or any of its affiliated firms or entities with equivalent standing and qualifications. A list of the names of the members of Linklaters LLP together with a list of those non-members who are designated as partners and their professional qualifications is open to inspection at its registered office, One Silk Street, London EC2Y 8HQ or on www.linklaters.com and such persons are either solicitors, registered foreign lawyers or European lawyers.

Please refer to www.linklaters.com/regulation for important information on our regulatory position.

4.4
the meeting of the Board of Directors of the Issuer held on 17 December 2010 (in respect of which an extract of the minutes has been supplied to us) was duly convened and constituted, a quorum was present and acting throughout and the resolutions referred to in the minutes were duly and validly passed and have not been amended, modified or rescinded.

5	References in this opinion to the “Notes” include the global certificates representing the Notes upon issue unless the context indicates otherwise.

6
Based on the documents referred to, and assumptions made, in paragraphs 3 and 4 above and subject to the qualifications in paragraph 8 below and to any matters not disclosed to us, we are of the following opinion:

6.1
The Issuer has taken all necessary corporate action to authorise its execution, delivery and performance of the Notes and provided that each Note is executed and delivered as provided in the minutes and sealing memo referred to in the Schedule hereto and the Memorandum and Articles of Association of the Issuer, the Issuer will have duly authorised, executed and delivered the Notes.

6.2	In so far as English law is concerned, the obligations assumed by the Issuer under the Notes are valid and binding obligations of the Issuer.

7
The term “binding” as used above means that the obligations assumed by the Issuer under the Notes are of a type which the English courts enforce. It does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. In particular:

7.1	Enforcement may be limited by (a) bankruptcy, insolvency and liquidation, (b) reorganisation and (c) laws of general application relating to or affecting the rights of creditors.

7.2	Enforcement may be limited by general principles of equity - for example, equitable remedies may not be available where damages are considered to be an adequate remedy.

7.3	Claims may become barred under the Limitation Act 1980 or may be or become subject to set-off or counterclaim.

8	This opinion is subject to the following:

8.1	An English court may, or may be required to, stay proceedings or decline jurisdiction in certain circumstances - for example, if proceedings are brought elsewhere.

8.2
Effect may be given to the overriding mandatory provisions of the law of the country where the obligations arising out of a contract have to be performed, in so far as those provisions render the performance of the contract unlawful. In such circumstances, the relevant obligations may not be enforceable.

8.3	This opinion is subject to the provisions of the Banking Act 2009 and any secondary legislation, instruments and orders made, or which may be made, under it.

9
This opinion is given on the basis that there will be no amendment to or termination or replacement of the documents, authorisations, consents and opinions referred to in the Schedule to this opinion and on the basis of English law in force as at the date of this opinion. This opinion is also given on the basis that we undertake no responsibility to notify you of any change in English law after the date of this opinion.

10
This opinion is addressed to you solely for your benefit in connection with the issue of the Notes, save as provided below. It is not to be transmitted to anyone else nor is it to be relied upon by anyone else or for any other purpose or quoted or referred to in any public document or filed with anyone without our express consent.

11
We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be submitted by Lloyds Banking Group plc (the “Guarantor”) on the date hereof. In giving this consent we do not admit that we are within the category of persons whose consent is required within section 7 of the United States Securities Act of 1933 or the rules and regulations of the SEC thereunder.

Yours faithfully

/s/ Linklaters LLP

SCHEDULE

1	A certified copy of the Memorandum and Articles of Association of the Issuer.

2	An extract of the minutes of a meeting of the Board of Directors of the Issuer held on 17 December 2010 adding the Issuer to the Programme.

3	Sealing memos dated 4 January 2011 and 16 January 2012 containing the powers of attorney for the Issuer in respect of the Programme.

4
Senior Indenture dated 21 January 2011 between the Issuer, the Guarantor and The Bank of New York Mellon (the “Trustee”) as supplemented by the second supplemental indenture dated 25 November 2011 between the Issuer, the Guarantor and the Trustee constituting the Notes (the “Senior Indenture”).

5	Pricing Supplements dated 25 June 2012 relating to the Notes.

6	Copies of the Opinions dated 28 June 2012 of Davis Polk & Wardwell LLP, US Counsel to the Issuer and Guarantor, and Dundas & Wilson CS LLP, Scottish Counsel to the Guarantor.

Exhibit 5.3

New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax

June 28, 2012

Lloyds TSB Bank plc
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
United Kingdom

Ladies and Gentlemen:
Lloyds Banking Group plc, a public limited company organized under the laws of Scotland (the “Guarantor”) has filed with the Securities and Exchange Commission a registration statement on Form F-3, File No. 333-167844, as amended by the post-effective amendment No. 1 on Form F-3, File No. 333-167844-01 (the “Registration Statement”) for the purpose of registering under the Securities Act of 1933, as amended (the “Securities Act”), among other securities, the Retail Notes, Series B (the “Retail Notes”) to be issued from time to time by Lloyds TSB Bank plc, a public limited company organized under the laws of England and Wales (the “Issuer”).  The Retail Notes include the notes identified in Annex A attached hereto (the “Notes”), which are fully and unconditionally guaranteed by the Guarantor (the “Guarantees,” and together with the Notes, the “Securities”).  The Securities have been issued, or are to be issued, pursuant to the senior debt securities indenture dated as of January 21, 2011 (the “Senior Indenture”) among the Issuer, the Guarantor and The Bank of New York Mellon, acting through its London Branch, as trustee (the “Trustee”), as supplemented by the second supplemental indenture dated as of November 25, 2011 among the Issuer, the Guarantor and the Trustee (the “Second Supplemental Indenture”, and together with the Senior Indenture, the “Indenture”).

We, as your special United States counsel, have examined originals or copies of such documents, corporate records and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

In rendering the opinions expressed herein, we have, without independent inquiry or investigation, assumed that (i) all documents submitted to us as originals are authentic and complete, (ii) all documents submitted to us as copies conform to authentic, complete originals, (iii) all signatures on all documents that we reviewed are genuine, (iv) all natural persons executing documents had and have the legal capacity to do so, (v) all statements in certificates of officers of the Issuer and the Guarantor that we reviewed were and are accurate, and (vi) all

Lloyds TSB Bank plc Lloyds Banking Group plc	2	June 28, 2012

representations made by the Issuer and the Guarantor as to matters of fact in the documents that we reviewed were and are accurate.

Based upon the foregoing, we advise you that in our opinion:

1.
The Notes, when executed and authenticated in accordance with the terms of the Indenture and delivered to the initial purchasers thereof against payment therefor, will constitute valid and binding obligations of the Issuer entitled to the benefits of the Indenture, enforceable against the Issuer in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting the enforcement of creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability.

2.
The Guarantees, when the Notes have been validly issued and delivered, will constitute valid and binding obligations of the Guarantor entitled to the benefits of the Indenture, enforceable against the Guarantor in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting the enforcement of creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability.

We are members of the Bar of the State of New York, and we express no opinion as to the laws of any jurisdiction other than the laws of the State of New York.  Insofar as the foregoing opinion involves matters governed by Scots law, we have relied, without independent inquiry or investigation, on the opinion of Dundas & Wilson CS LLP, special legal counsel in Scotland for the Issuer and the Guarantor, dated as of June 28, 2012, to be filed as an exhibit to a report on Form 6-K concurrently with this opinion, and our opinion is subject to the qualifications, assumptions and limitations set forth therein.  Insofar as the foregoing opinion involves matters governed by English law, we have relied, without independent inquiry or investigation, on the opinion of Linklaters LLP, special legal counsel in England for the Issuer and the Guarantor, dated as of June 28, 2012, to be filed as an exhibit to a report on Form 6-K concurrently with this opinion, and our opinion is subject to the qualifications, assumptions and limitations set forth therein.

In rendering the opinion above, we have assumed that the Trustee is validly existing and in good standing under the laws of the jurisdiction of its organization.  In addition, we have assumed that the execution, delivery and performance of the Indenture (1) are within the corporate powers of the Trustee, (2) do not contravene, or constitute a default under, the certificate of incorporation or bylaws or other constitutive documents of the Trustee, (3) require no action by or in respect of, or filing with, any governmental body, agency or official and (4) do not contravene, or constitute a default under, any provision of applicable law or regulation or any judgment, injunction, order or decree or any agreement or other instrument binding upon the Issuer, the Guarantor or the Trustee, and that the Indenture has been duly authorized, executed and delivered by the Trustee and that the Indenture is a valid, binding and enforceable agreement of the Trustee.

Lloyds TSB Bank plc Lloyds Banking Group plc	3	June 28, 2012

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be filed by the Guarantor on the date hereof and incorporated by reference into the Registration Statement.  In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/ Davis Polk & Wardwell LLP

Annex A

Title of Securities	Date of Final Pricing Supplement	Aggregate Offering Amount	CUSIP
2.50% Retail Notes due June 28, 2016	June 25, 2012	US$632,000	53944XCK9
3.25% Retail Notes due June 28, 2018	June 25, 2012	US$550,000	53944XCL7
3.75% Retail Notes due June 28, 2020	June 25, 2012	US$224,000	53944XCM5
4.15% Retail Notes due June 28, 2022	June 25, 2012	US$1,112,000	53944XCN3